FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated June 23, 2004 (“Vodafone Ireland Launches BlackBerry® Wireless Solutions")

News Release dated0 June 23, 2004 (“Novell GroupWise Support Planned for BlackBerry Enterprise Server v4.0")

News Release dated June 23, 2004 (“Vodafone New Zealand to Introduce BlackBerry Wireless Solution to Mobile Professionals")

Page No 2 2 2

Document 1

June 23, 2004

FOR IMMEDIATE RELEASE

Vodafone Ireland Launches BlackBerry® Wireless Solution

BlackBerry 7230 Wireless Handheld now available in Ireland from Vodafone

Dublin, Ireland and Waterloo, Canada – Vodafone Ireland, Ireland’s leading mobile operator, has launched the BlackBerry® wireless solution for corporate users, featuring the BlackBerry 7230 Wireless Handheld™.

This is the first BlackBerry offering available to Vodafone customers in Ireland. The BlackBerry 7230™ provides integrated support for phone, email, intranet, Internet, SMS and organizer applications. The BlackBerry 7230 also features a high-resolution color screen and customized user-interface using Vodafone Live iconography which customers will find easy to use.

BlackBerry from Vodafone is initially being aimed to the corporate business market with BlackBerry Enterprise Server™. BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

Chris Handley, Data Product Marketing Manager, Vodafone Ireland said, “The launch of BlackBerry from Vodafone is exciting news for Vodafone Ireland. Over recent years we have significantly increased our voice and data offering to business customers. The addition of BlackBerry to our portfolio of products is good news for both Vodafone Ireland and our customers.”

Vodafone Ireland plans to extend its BlackBerry offering over the coming months and plans to launch BlackBerry Web Client™ for individuals and the SME and SOHO business markets this autumn. BlackBerry Web Client features an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

-more-

Media Contacts
Vodafone Media Contact
Joan Keating, Head of Corporate Communications
+353 (0) 87 6557276
joan.keating@vodafone.com

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact Europe:
Tilly Quanjer, Senior Communications Manager, RIM
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

June 23, 2004

FOR IMMEDIATE RELEASE

BLACKBERRY TO SUPPORT NOVELL GROUPWISE

Novell GroupWise Support Planned for BlackBerry Enterprise Server v4.0

Waterloo, Ontario – As Novell customers gather this week at the GroupWise Advisor Summit in The Netherlands, Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced plans to introduce Novell GroupWise support to BlackBerry Enterprise Server™. Expanding the global market for RIM and its partners and delivering the popular BlackBerry® experience to Novell GroupWise customers, support for Novell GroupWise v6.5 is expected to coincide with the release of BlackBerry Enterprise Server v4.0 later this year.

“BlackBerry is the leading wireless platform for enterprise customers and we are very pleased to expand the enterprise market opportunity to include the millions of GroupWise users that represent roughly 12% of the market today,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “Addressing Novell’s significant presence in the marketplace, particularly in government, legal and healthcare sectors, BlackBerry will provide GroupWise users with the productivity and freedom of wireless connectivity while IT departments will be able to leverage the security, reliability, manageability and scalability of the BlackBerry platform.”

“We are working with RIM to tightly integrate the BlackBerry wireless platform with our systems,” said Chris Stone, Novell Vice Chairman — Office of the CEO. “With the integration of Novell GroupWise and BlackBerry Enterprise Server, GroupWise customers will have the opportunity to experience even greater email access to wireless environments, making their investments in collaboration solutions even more valuable and enabling them to remain connected and do business wherever they may be.”

BlackBerry is an award-winning wireless platform that helps users stay connected to people and information. BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution. BlackBerry Enterprise Server works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

BlackBerry Enterprise Server also incorporates a feature called Mobile Data Service, which is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, Novell GroupWise customers will be able to leverage the BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

BlackBerry is the industry leading solution for secure wireless email and data access in corporate and government environments. With BlackBerry Enterprise Server v4.0, BlackBerry will also offer additional security features though full support of AES (Advanced Encryption Standard) and content protection on the handheld with local data encryption.

-more-

BlackBerry Enterprise Server for Novell GroupWise is expected to be commercially available later this year. Further details regarding product specifications and general availability will follow at a later date. Customers interested in receiving BlackBerry Enterprise Server v4.0 updates can visit www.blackberry.com/go/serverupdate.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Asia Pacific Media Contact:
Katie Lee, RIM
(852) 6277 6841
kalee@rim.com

European Media Contact:
Tilly Quanjer
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

June 23, 2004

FOR IMMEDIATE RELEASE

Vodafone New Zealand to Introduce BlackBerry Wireless Solution to Mobile Professionals

Aukland, New Zealand and Waterloo, Ontario – Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to introduce the BlackBerry® wireless solution to Vodafone’s customers in New Zealand.

“Up until now email has been largely deskbound. Mobile email really has been the ‘missing link’ for truly mobilizing businesses in New Zealand. BlackBerry will allow people to turn wasted time into productive time because they’re always connected, even when they’re on the move,” said Phil Patel, General Manager of Business Marketing at Vodafone. “Research tells us that by 2008 mobile email penetration will reach 80 per cent and by the same year will have increased worker productivity by 10 per cent. Internationally BlackBerry has become a phenomenon. We expect to have a similar reaction to it in New Zealand.”

BlackBerry will offer Vodafone customers secure, push-based wireless access to email and corporate data. The BlackBerry 7230 Wireless Handheld™ is a small, compact handheld featuring a high-resolution color screen that also integrates phone, Internet and organizer applications. One key difference from other mobile email devices is BlackBerry’s ‘push’ delivery – instead of relying on the user to disrupt workflow to dial in and check for messages, email is automatically delivered to the handheld. BlackBerry from Vodafone New Zealand will be available via Vodafone’s national and international GPRS network.*

Frustrations for business people on the move include the time it takes to log in remotely via the Internet to check urgent emails before venturing into their next meeting and facing a backlog of email on return to the office.

An international study of BlackBerry users conducted by Ipsos Reid in 2004** found that users recover an average of 54 minutes of downtime per day. By being continuously connected using BlackBerry, business users dramatically increase their productivity by making better use of ‘downtime’ and responding to time sensitive matters quickly.

Vodafone New Zealand has mobilized its own sales force with BlackBerry since April and already has 100 individuals connected with BlackBerry.

The BlackBerry solution for corporate customers (featuring BlackBerry Enterprise Server™) is expected to be available to Vodafone’s business customers in mid-July. The BlackBerry solution for individuals (featuring BlackBerry Web Client™) is planned to launch in New Zealand later this year.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Vodafone Media Contact
Sarah Williams
+64 21 928125
Sarah.Williams@vodafone.co.nz

RIM Media Contact North America:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Media Contact - Asia Pacific:
Katie Lee, RIM
(852) 6277 6841
kalee@rim.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

*Check with Vodafone New Zealand for roaming terms and conditions. www.vodafone.co.nz ** Analyzing the Return on Investment of a BlackBerry Deployment, Ipsos Reid, 2004.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 23, 2004	By:	/s/ Angelo Loberto (Signature)
Rob Duncan
Vice President, Corporate Controller